Exhibit 5.1

February 12, 2014

Peregrine Pharmaceuticals, Inc.

14282 Franklin Avenue

Tustin, California 92780

Ladies and Gentlemen:

We have acted as your counsel in connection with the proposed offering and sale by Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Company”) of 700,000 shares (the “Shares”) of the Company’s 10.50% Series E Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”) pursuant to the Registration Statement on Form S-3 (No. 333-193113) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Company on December 27, 2013 and declared effective by the Commission on January 16, 2014, and the prospectus supplement and accompanying prospectus relating to the sale of the Shares, dated February 11, 2014 and January 16, 2014, respectively (collectively, the “Prospectus”).

You have requested our opinion as to the matters set forth below in connection with the Registration Statement and the Prospectus. For purposes of rendering that opinion, we have examined the Registration Statement, the Prospectus, the Company’s Certificate of Incorporation, as amended, and Bylaws, and the corporate action of the Company that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, it is our opinion that:

1.	the Shares are duly authorized for issuance by the Company and, when issued and paid for as described in the Prospectus, will be validly issued, fully paid, and nonassessable; and

2.	the shares of Common Stock, par value $0.001 per share, of the Company issuable upon conversion of the Series E Preferred Stock in accordance with the Certificate of Designations of Rights and Preferences of the Series E Preferred Stock, will be validly issued, fully paid, and nonassessable.

This opinion is for your benefit in connection with the Prospectus and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”). We consent to your filing this opinion as an exhibit to the Company’s Current Report on Form 8-K and to the reference to our firm in the prospectus supplement under the heading “Legal Matters.” In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

/s/ K&L Gates LLP

K&L Gates LLP